Exhibit 99.4

Ferroglobe PLC

IMPORTANT ANNUAL GENERAL MEETING INFORMATION	000004
ENDORSEMENT_LINE______________ SACKPACK_____________

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DESIGNATION (IF ANY)
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ADD 5		Electronic Voting Instructions
ADD 6		Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by registered holders must be received by
2:01 p.m., British Summer Time (9:01 a.m., Eastern Time) on 26 June 2017.

Vote by Internet • Go to www.investorvote.com/GSM • Or scan the QR code with your smartphone • Follow the steps outlined on the secure website

Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories &
Canada on a touch tone telephone
• Follow the instructions provided by the recorded message

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	X

Annual General Meeting Proxy Card	1234 5678 9012 345
IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A	Proposals — The Board of Directors recommends a vote “FOR” Proposals 1 – 15.

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For	Against	Abstain	For	Against	Abstain	For	Against	Abstain

1.	6.	11.

2.	7.	12.

3.	8.	13.

4.	9.	14.

5.	10.	15.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

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2017 Annual General Meeting Admission Ticket

2017 Annual General Meeting of
Shareholders of Ferroglobe PLC

Wednesday, 28 June 2017,
2:00 p.m. British Summer Time
at Brown’s Hotel
19 Dover Street, London W1S 4LW, United Kingdom
Upon arrival, please present this admission ticket and photo identification at the registration desk.

Defined terms below shall have the meaning given to them in the notice of Annual General Meeting dated			(a)	the minimum price which may be paid for each Ordinary Share (exclusive of expenses) shall be
2 June 2017.				the nominal value of that Ordinary Share;
U.K. annual report and accounts 2016			(b)	the maximum aggregate number of Ordinary Shares authorised to be purchased is 5,000,000;
1.	THAT the directors’ and auditor’s reports and the accounts of the Company for the year ended 31 December 2016		(c)	the maximum price (exclusive of expenses) which may be paid for each Ordinary Share shall be
	(the “U.K. Annual Report”) be received.			the higher of: (i) an amount equal to 105% of the average of the closing middle market quotations
Directors’ 2016 remuneration report (the “Directors’ Remuneration Report”)				for an Ordinary Share, as derived from the NASDAQ Global Select Market, for the five business
2.	THAT the Directors’ Remuneration Report (excluding the directors’ remuneration policy)			days immediately preceding the day on which that Ordinary Share is contracted to be purchased;
	for the year ended 31 December 2016 be received and approved.			and (ii) the higher of the price of the last independent trade and the highest current independent
Director re-elections				purchase bid at the time on the trading venue where the purchase is carried out, such authority to
3.	THAT Javier López Madrid be re-elected as a director.			expire at close of business on the fifth anniversary of the passing of this resolution, but during this
4.	THAT Donald J. Barger, Jr. be re-elected as a director.			period the Company may enter into a contract to purchase Ordinary Shares, which would, or
5.	THAT Bruce L. Crockett be re-elected as a director.			might, be completed or executed wholly or partly after the authority ends and the Company may
6.	THAT Stuart E. Eizenstat be re-elected as a director.			purchase Ordinary Shares pursuant to such contract as if the authority had not ended.
7.	THAT Greger Hamilton be re-elected as a director.	Political donations
8.	THAT Javier Monzón be re-elected as a director.	14.	THAT in accordance with sections 366 and 367 of the Companies Act, the Company and each company which is
9.	THAT Juan Villar-Mir de Fuentes be re-elected as a director.		or becomes a subsidiary of the Company at any time during the period for which this resolution has effect, be
10.	THAT Manuel Garrido y Ruano, appointed as a director since the last Annual General Meeting, be re-elected as		and is hereby authorised:
	a director.		(a)	to make political donations to political parties and/or independent election candidates;
Appointment of Auditor			(b)	to make political donations to political organisations other than political parties; and
11.	THAT Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the		(c)	to incur political expenditure,
	Annual General Meeting until the conclusion of the next general meeting at which accounts are laid			provided that:
	before the Shareholders.		(i)	the aggregate amount of political donations made or political expenditure incurred by the Company
Remuneration of auditor				and its subsidiaries in such period shall not exceed £100,000 for the purposes of this resolution;
12.	THAT the Board be authorised to determine the auditor’s remuneration.		(ii)	political donations’, ‘political organisations’, ‘political parties’, ‘independent election candidates’ and
Authority to purchase own shares				political expenditure’ have the meanings given in sections 363 to 365 of the Companies Act; and
13.	THAT, pursuant to section 693A of the Companies Act, the Company be and is hereby generally authorised to		(iii)	this authority shall expire on the date immediately preceding the fourth anniversary of the passing
	make one or more off-market purchases (within the meaning of section 693(2) of the Companies Act) of any			of this resolution.
	class of the Company’s ordinary shares of $0.01 each (“Ordinary Shares”), excluding for the avoidance of	SPECIAL RESOLUTION:
	doubt the class A ordinary shares in the Company, for the purposes of and pursuant to the Incentive Plan (as	Amendment of the Company’s articles of association (the “Articles”)
	described in the notice of Annual General Meeting dated 3 June 2016) approved by the Annual General Meeting	15.	THAT the definition of “Director Nominees” in the Articles and articles 24, 25.4, 25.7, and 25.8 be amended as
	of the shareholders on 29 June 2016 and on such terms and in such manner as the directors may from time to		set out in the schedule to the Annual General Meeting notice, in order to increase the maximum number of
	time determine, provided that:		directors of the Company so that the Chief Executive Officer of the Company may be appointed as a director.

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy — Ferroglobe PLC	+

Proxy Solicited by Board of Directors for Annual General Meeting — 28 June 2017

The undersigned hereby appoints the Company’s Executive Chairman or Company Secretary, each individually and each with powers of substitution, as proxies for the undersigned to vote all of the Ordinary Shares the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of Ferroglobe PLC called to be held on Wednesday, 28 June 2017, 2:00 p.m. British Summer Time at Brown’s Hotel, 19 Dover Street, London W1S 4LW, United Kingdom, or any adjournment or postponement thereof in the manner indicated on the reverse side of this proxy, and upon such other business as may lawfully come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the notice of annual general meeting of Ferroglobe PLC. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned’s proxy, or their substitutes, by virtue of this executed card take in accordance with the proxy granted hereunder. IF NO DIRECTION AS TO THE MANNER OF VOTING THE PROXY IS MADE, THE PROXY WILL BE VOTED “FOR” THE RESOLUTIONS IN PROPOSALS 1 THROUGH 15 AS INDICATED ON THE REVERSE SIDE HEREOF.

You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors’ recommendations. This proxy, when properly executed, will be voted in the manner directed herein. The Board of Directors recommends a vote “FOR” Proposals 1 – 15.

B	Non-Voting Items
Change of Address — Please print new address below.		Comments — Please print your comments below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.	+